UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of March, 2009.
Comission File Number 001-32535
Bancolombia S.A.
(Translation of registrant’s name into English)
Cra. 48 # 26-85
Medellín, Colombia
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑                    Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                    No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

BANCOLOMBIA S.A. ANNOUNCES APPROVAL BY THE GENERAL SHAREHOLDERS
MEETING OF DISTRIBUTION OF 2008 PROFITS
Medellín, Colombia, March 2, 2009
Today at the annual general shareholders meeting of Bancolombia S.A. (“Bancolombia”), the shareholders of Bancolombia adopted the following resolutions:
1. Approval of the financial statements for the year ended December 31, 2008.
2. Approval of the distribution of the 2008 profits, following a proposal made by the Board of Directors of Bancolombia. The shareholders approved a distribution of dividends in an amount equivalent to Ps. 624 per share, per quarter, which will be payable as of the first business day of each calendar quarter (April 1, July 1, and October 1, 2009, and January 4, 2010).
The dividends to be paid in 2009 represent an increase of 9.9% with respect to the dividends paid in 2008. Bancolombia notes that 90.12% of the amount to be paid as dividends does not constitute taxable income under Colombian regulations.
The shareholders also approved an allocation of Ps. 538,776,428 to increase the legal reserves.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)
Date: March 02, 2009	By:	/s/ JAIME ALBERTO VELÁSQUEZ B.
		Name:	Jaime Alberto Velásquez B.
		Title:	Vice President of Finance